Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction	Percent Owned

Partner Success Holdings Limited	British Virgin Islands	100

Shanghai Chengtong Precision Strip Company Limited	China	100

Shanghai Tuorong Precision Strip Company Limited	China	100

Blessford International Limited	British Virgin Islands	100

Shanghai Blessford Alloy Company Limited	China	100